Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest
Eagle Bancorp, Inc. — Registrant	Maryland
EagleBank	Maryland	100%
Eagle Land Title, LLC	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
Eagle Commercial Ventures, LLC (*)	Maryland	100%

* incorporated July 5, 2006